February 6, 2015

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention:  Ms. Sheila Stout

Re:	Advisors’ Inner Circle Fund II (File No. 811-07102)

Ms. Stout:

This letter responds to comments given by you to Peter Kipa, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), Administrator to Advisors’ Inner Circle Fund II (the “Trust”), in a telephone conversation on January 8, 2015. The comments provided relate to the Trust’s annual reports as of July 31, 2014, filed on Form N-CSR (the “Reports”) and related filings of the Trust. Comments provided specifically relate to Frost Aggressive Allocation Fund, Frost Cinque Large Cap Buy-Write Equity Fund, Frost International Equity Fund, Frost Low Duration Municipal Bond Fund, Frost LKCM Multi-Cap Equity Fund, Frost Moderate Allocation Fund, Frost Natural Resources Fund, Frost Value Equity Fund, GRT Absolute Return Fund, GRT Value Fund, and LM Capital Opportunistic Bond Fund (each a “Fund” and collectively the “Funds”) but such comments, to the extent applicable, should be applied to all funds in the Trust going forward. All Funds are a Series of the Trust.

SEI provides the Trust and the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust and the Funds. In connection with the responses below, we acknowledge on behalf of the Trust that the Trust, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Reports; that staff comments or changes to disclosure in response to staff comments in the Reports reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Reports; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Trust’s responses.

SEC Comment 1

Frost Low Duration Municipal Bond Fund and Frost LKCM Multi-Cap Equity Fund are listed as active in EDGAR, although it appears that both Funds are no longer operational. Please confirm and mark as inactive in EDGAR if applicable.

Trust Response to Comment 1

The Trust agrees and Frost Low Duration Municipal Bond Fund and Frost LKCM Multi-Cap Equity Fund have been marked as inactive in EDGAR.

©2015 SEI	1

SEC Comment 2

In accordance with a memo issued to the Investment Company Institute on July 30, 2010 by the SEC staff, funds with significant derivatives exposure should include a discussion of the effect of those derivatives on fund performance. No discussion of the effect of derivatives on fund performance was included in the MDFP for Frost Cinque Large Cap Buy-Write Equity Fund or GRT Absolute Return Fund.

Trust Response to Comment 2

The Trust agrees, and will ensure that each Fund noted above, and other Funds as applicable, include a discussion of the effect of derivatives on fund performance in all subsequent MDFPs.

SEC Comment 3

Please enhance the MDFP section of GRT Value Fund and LM Capital Opportunistic Bond Fund to include more disclosure on the factors that impacted the Fund’s performance.

Trust Response to Comment 3

The Trust agrees and going forward will enhance the disclosure within the MDFP for each Fund.

SEC Comment 4

In the growth of a $1,000,000 investment line graph for Frost Natural Resources Fund, please ensure that the beginning plot point is reflective of any applicable sales charge.

Trust Response to Comment 4

The line graph for Frost Natural Resources Fund depicts only the Institutional Class which is not subject to a sales charge. Therefore, the beginning plot point of $1,000,000 has not been adjusted.

SEC Comment 5

Sector risk disclosure should be included in a Fund’s principal risk disclosures in the prospectus when a Fund has investments in any one sector in excess of 25% of such Fund’s net assets, if consistent with the history of such Fund. Frost Value Equity Fund had 29% of its net assets invested in the Financials sector per the annual report as of July 31, 2014.

Trust Response to Comment 5

The Frost Value Equity Fund’s investment in excess of 25% in the Financials sector was a product of the current market environment and is not indicative of a long-term principal investment strategy of the Fund. The Fund’s investment adviser has confirmed that, as circumstances in the market change, the portfolio manager will assess the weighting in the sector and make decisions in accordance with those circumstances. Therefore the Trust does not believe it is necessary to add financial sector risk.

SEC Comment 6

For Funds with significant investments in other registered investment companies, such as Frost Aggressive Allocation Fund and Frost Moderate Allocation Fund, consider including information on how to obtain current financial statements, prospectus and other information about such registered investment companies.

Trust Response to Comment 6

The Trust will consider including such information for significant investments in other registered investment companies within the Schedule of Investments in future reports.

©2015 SEI	2

SEC Comment 7

Consider disaggregating the tabular disclosure consistent with the Schedule of Investments when there are multiple fair value hierarchy levels within a security type. For example, in Frost International Equity Fund, there are both Level 1 and Level 2 investments within common stock, and disaggregation by country within the tabular disclosure consistent with the Schedule of Investments should be considered.

Trust Response to Comment 7

The Trust agrees, and to the extent applicable, the tabular disclosure will be expanded for Frost International Equity Fund to provide a disaggregation of the fair value hierarchy consistent with the categories on the Schedule of Investments.

Please contact Peter Kipa at (610) 676-3113 if you have any questions or comments.

Very truly yours,

/s/ Rami Abdel-Rahman
Rami Abdel-Rahman
Treasurer, Controller and Chief Financial Officer

cc:	Michael Beattie

Dianne M. Descoteaux

Russell Emery

John Y. Kim

James J. Hoffmayer

©2015 SEI	3